Cibatella Corp.

Astangu tanav 62, Tallinn, Harju 13519, Estonia
+1(307)6556080

cibatella.corp@cibatella.com

______________________________________________________

December 15, 2025

Attention:

Rebekah Reed

Attorney Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re: Cibatella Corp.

Registration Statement on Form S-1

Filed October 9, 2025

File No. 333-290791

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cibatella Corp. (the " Registrant ") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-290791), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on December 18, 2025, or as soon as practicable thereafter.

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Cibatella Corp.

/s/ Janek Innos

Janek Innos

President, Chief Financial Officer,

Chief Executive Officer, Director